SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2021

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

Corporate Tax ID (CNPJ): 42.150.391/0001-70

Company Registry (NIRE): 29.300.006.939

Publicly-Held Company

MATERIAL FACT

PRODUCTION & SALES REPORT

THIRD QUARTER 2021

São Paulo, October 22, 2021 – Braskem S.A. (“Braskem” or “Company”) presents to its shareholders and the market its Production & Sales Report for the third quarter of 2021. Note that the information herein is based on preliminary estimates and that the data has not been audited by the independent auditor.

For more information, contact Braskem’s Investor Relations Department by calling +55 (11) 3576-9531 or emailing braskem-ri@braskem.com.br.

Contents

1. INDUSTRIAL PERFORMANCE 3Q21 1. INDUSTRIAL PERFORMANCE 3Q21	2
1.1 BRAZIL	2
1.2 UNITED STATES & EUROPE	2
1.3 MEXICO	2
2. SALES PERFORMANCE 3Q21	3
2.1 BRAZIL	3
2.2 UNITED STATES & EUROPE	4
2.3 MEXICO	4

1.	INDUSTRIAL PERFORMANCE 3Q21
1.1	BRAZIL

Average utilization rate of petrochemical crackers: increased compared to 2Q21 (+3 p.p.) due to the return of operations after the scheduled general maintenance shutdown at the petrochemical complex in ABC, São Paulo. Compared to 3Q20, decreased (-7 p.p.) mainly due to the feedstock shortage at the petrochemical complex in Rio de Janeiro as a consequence of the process to return after a scheduled shutdown of a national supplier.

1.2	UNITED STATES & EUROPE

Average utilization rate of PP plants[1]: in the United States, the utilization rate decreased compared to 2Q21 (-4 p.p.) and 3Q20 (-5 p.p.), due to several small fluctuations in the reliability of PP plants in the period.

In Europe, the utilization rate decreased compared to 2Q21 (-4 p.p.), due to small fluctuations in the reliability of PP plants in the period. Compared to 3Q20, the utilization rate increased (+5 p.p.), due to the normalization of operations after the weaker demand in 3Q20, reflecting the impacts of COVID, and fluctuations in the reliability of PP plants in the 3Q20.

1.3	MEXICO

Average utilization rate of PE plants: increased 10 p.p. compared to 2Q21, mainly explained by higher ethane imports from the United States under the Fast Track solution, which offset the lower ethane supply from Pemex. Compared to 3Q20, the utilization rate decreased 16 p.p., mainly due to the lower volume of ethane supplied by Pemex.

[1] Data for the United States in 3Q20 does not consider production capacity and volumes from Delta.

2

In August, Braskem Idesa completed the project to expand the Fast Track import capacity, which currently stands at 25,000 barrels per day. As a result, during the month of September it reached a historic import volume of 22,400 barrels per day. In 3Q21, in order to complement Pemex's ethane supply, Braskem Idesa imported an average of 18,600 barrels per day of ethane from the United States, which represents approximately 74% of Fast Track's current capacity.

2.   SALES PERFORMANCE 3Q21

2.1	BRAZIL

Resins sales volume: in the Brazilian market, sales volume increased in relation to 2Q21 (+11%), explained by (i) the higher availability of PE, after the conclusion of the scheduled general maintenance shutdown at the petrochemical complex in ABC, São Paulo; and (ii) the increase in market share in line with the strategy to prioritize serving the local market. Compared to 3Q20, sales volume decreased (-17%), mainly due to: (i) the normalization of resins demand in the local market; and (ii) the lower product availability.

Export volumes increased compared to 2Q21 (+26%), mainly due to the improvement in logistical availability for exports due to the hiring of an additional vessel despite global logistical restrictions in the period. Compared to 3Q20, exports decreased (-10%), due to global logistical restrictions for export, in addition to fewer opportunities in the international market.

Main chemicals sales volume: in the Brazilian market, sales volume increased in relation to 2Q21 (+8%), due to higher product availability. Compared to 3Q20, sales volume increased (+2%), reflecting the increase in gasoline and cumene demand, which was partially offset by lower sales of BTX (benzene, toluene and paraxylene) products due to clients scheduled and unscheduled maintenance shutdown.

Export volumes increased compared to 2Q21 (+18%), driven by the higher export volumes of benzene to capture opportunities in the international market. Compared to 3Q20, exports remained in line.

3

2.2	UNITED STATES & EUROPE

PP sales volume: in the United States, sales were lower compared to 2Q21 (-2%), due to lower product availability. Compared to 3Q20, the increase of 9% is mainly explained by the ramp-up process of the new PP plant (Delta), with commercial production beginning in September 2020.

In Europe, PP sales volume decreased (-6%) in relation to 2Q21, reflecting the seasonally weaker demand. Compared to 3Q20, the increase (+9%) is explained by the higher product availability in the period and the lower demand in 3Q20, reflecting the impacts of COVID.

2.3	MEXICO

PE sales volume: increased 3% compared to 2Q21, due to the higher volume of product available for sale, reflecting the higher utilization rate in the quarter, supported by the increase in ethane imports. In relation to 3Q20, a 29% drop is explained by the lower volume of product available for sale compared to the same period last year.

4

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 22, 2021

BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This Material Fact notice may contain forward-looking statements These statements are not historical facts, but are based on the current view and estimates of the Company's management regarding future economic and other circumstances, industry conditions, financial performance and results, including any potential or projected impact related to the Company's business, financial condition and operating results. The words “project,” “believe,” “estimate,” “expect,” “plan” and other similar expressions, when referring to the Company, are used to identify forward-looking statements. Statements related to the possible outcome of legal and administrative proceedings, implementation of operational and financing strategies and investment plans, guidance on future operations, as well as factors or trends that affect the financial condition, liquidity or operating results of the Company are examples of forward-looking statements. Such statements reflect the current views of the Company's management and are subject to various risks and uncertainties, many of which are beyond the Company’s control. There is no guarantee that the events, trends or expected results will actually occur. The statements are based on various assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any change in such assumptions or factors, including the projected impact related to the businesses, employees, service providers, shareholders, investors and other stakeholders of the Company can cause actual results to differ significantly from current expectations. For a comprehensive description of the risks and other factors that could impact any forward-looking statements in this document, especially the factors discussed in the sections, see the reports filed with the Brazilian Securities and Exchange Commission (CVM).